EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 25, 2008, relating to the financial statements and financial statement schedules of Frontier Oil Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption on December 31, 2005 of Financial Accounting Standards Board (“FASB”) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations), and the effectiveness of Frontier Oil Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Frontier Oil Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

November 25, 2008

Denver, Colorado